

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 30, 2017

Via E-Mail
Takahiro Hachigo
President and Chief Executive Officer
Honda Motor Co., Ltd.
No. 1-1, Minami-Ayoama 2-chome
Minato-ku
Tokyo 107-8556
Japan

> **Re:** **Honda Motor Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed June 22, 2017**
> **File No. 1-7628**

Dear Mr. Hachigo:

We refer you to our comment letter dated August 7, 2017 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Akihisa Ito, Manager
Honda North America, Inc.

Anne Parker
Assistant Director